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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 18*

                               CERNER CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    156782104
                                 (CUSIP Number)

                                DECEMBER 31, 2003
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13G/A
                          FILED PURSUANT TO RULE 13d-7

Item 1(a):   Name of Issuer:

               Cerner Corporation

Item 1(b):   Name of Issuer's Principal Executive Offices:

               2800 Rockcreek Parkway, 601
               Kansas City, MO  64117

Item 2(a):   Name of Person Filing:

               Neal L. Patterson

Item 2(b):   Address or Principal Business Office or, if None, Residence:

               2800 Rockcreek Parkway, Suite 601
                 Kansas City, MO  64117

Item 2(c):   Citizenship:

               United States

Item 2(d):   Title of Class of Securities:

               Common Stock

Item 2(e):   CUSIP Number:

               156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4:      Ownership

               (a)  Amount Beneficially Owned:                        3,844,398

               (b)  Percent of Class:                                     10.70%

               (c)  Number of Shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:  3,790,398

                    (ii)   shared power to vote or to direct the vote:   54,000

                    (iii)  sole power to dispose or to direct the
                           disposition of:                            3,790,398

                    (iv)   shared power to dispose or to direct the
                           disposition of:                               54,000

                           * Such number of shares includes 278,891 held by Jeanne Lillig-Patterson, wife of Neal L. Patterson, as trustee for their minor children. Such number of shares excludes 55,476 shares beneficially owned by Jeanne-Lillig Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as and admission that Neal L. Patterson is, for purposes of Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

Item 5:      Ownership of Five Percent or Less of a Class.

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                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6:      Ownership of More than Five Percent on Behalf of Another Person

                  Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8:      Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9:      Notice of Dissolution of Group.

                  Not Applicable.

Item 10:     Certification

                  Not Applicable.

                                    Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: \s\Neal L. Patterson
    -------------------------------------------------
    Neal L. Patterson
    Chairman of the Board and Chief Executive Officer

    February 17, 2004

    Date